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                           June 18, 2024

       Shawn Stewart
       Chief Executive Officer
       Forward Air Corporation
       1915 Snapps Ferry Road, Building N
       Greeneville, Tennessee 37745

                                                        Re: Forward Air
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed June 10, 2024
                                                            File No. 333-280102

       Dear Shawn Stewart:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Claudia
Rios at 202-551-8770 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Flora R. Perez, Esq.